UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Whitestone REIT

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

966084204

(CUSIP Number)

Peter McMillan III

President

KBS Strategic Opportunity REIT, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(949) 417-6500

with a copy to:

Robert H. Bergdolt, Esq.

Christopher R. Stambaugh, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person KBS SOR Properties LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,698,120
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,698,120
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,120
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person KBS SOR (BVI) Holdings, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,698,120
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,698,120
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,120
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person KBS Strategic Opportunity Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,698,120
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,698,120
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,120
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person KBS Strategic Opportunity REIT, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,698,120
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,698,120
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,120
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person KBS Capital Advisors LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,698,120
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,698,120
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,120
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person Keith D. Hall
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,698,120
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,698,120
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,120
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 966084204	Schedule 13D

1	Name of Reporting Person Peter McMillan III
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,698,120
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,698,120
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,698,120
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.1%
14	Type of Reporting Person (See Instructions) IN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), of Whitestone REIT, a Maryland real estate investment trust (the “Issuer”). The Issuer’s principal executive offices are located at 2600 South Gessner, Suite 500, Houston, Texas, 77063.

Item 2. Identity and Background

(a), (f) This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), by:

(i)	KBS SOR Properties LLC, a Delaware limited liability company (“SOR Properties”);
(ii)	KBS SOR (BVI) Holdings, Ltd. (“SOR BVI”), a private company limited by shares according to the British Virgin Islands Business Companies Act, 2004;
(iii)	KBS Strategic Opportunity Limited Partnership, a Delaware limited partnership (“SOR OP”);
(iv)	KBS Strategic Opportunity REIT, Inc., a Maryland corporation (“SOR REIT”);
(v)	KBS Capital Advisors LLC, a Delaware limited liability company (the “Advisor”);
(vi)	Keith D. Hall, a United States citizen; and
(vii)	Peter McMillan III a United States citizen (the persons and entities listed in items (i) through (vii) are collectively referred to herein as the “Reporting Persons”).

PBren Investments, L.P. (a Delaware limited partnership), Schreiber Real Estate Investments, L.P. (a Delaware limited partnership) and GKP Holding LLC (a Delaware limited liability company), each are the managers of the Advisor and of KBS Holdings LLC (a Delaware limited liability company), which wholly owns the Advisor. PBren Investments, L.P., Schreiber Real Estate Investments, L.P. and GKP Holding LLC, a Delaware limited liability company, each own 1/3 of KBS Holdings LLC. PBren Investments, LLC (a limited liability company pursuant to the Delaware Limited Liability Company Act) is the general partner of PBren Investments, L.P. and Peter M. Bren is the manager and controlling owner of PBren Investments, LLC. Schreiber Investments, LLC (a limited liability company organized under the laws of the State of California) is the general partner of Schreiber Real Estate Investments, L.P. and Charles J. Schreiber, Jr. is the manager and controlling owner of Schreiber Investments, LLC. Peter McMillan III and Keith D. Hall are the managers of GKP Holding LLC and each own 50% of GKP Holding LLC.

SOR Properties is wholly owned by SOR BVI. The executive officers of SOR BVI are Keith D. Hall, Peter McMillan III and Jeffrey K. Waldvogel and the directors of SOR BVI are Keith D. Hall., Peter McMillan III, William M. Petak, Eric J. Smith, Kenneth G. Yee, Susan Harris, Yishay Aizik and Itzhak Devir. SOR BVI is wholly owned by SOR OP. SOR REIT is the general partner of SOR OP. The executive officers of SOR REIT are Keith D. Hall, Peter McMillan III, Jeffrey K. Waldvogel and Stacie K. Yamane and the directors of SOR REIT are Keith D. Hall., Peter McMillan III, Michael L. Meyer, William M. Petak and Eric J. Smith.

Ms. Yamane, Ms. Harris and each of Messrs. Hall, McMillan, Waldvogel, Petak, Smith and Yee is a United States citizen. Messrs. Aizik and Devir are each Israeli citizens.

(b) The business address of SOR Properties, SOR BVI, SOR OP, SOR REIT, the Advisor, KBS Holdings LLC, PBren Investments, LLC, PBren Investments, L.P., Schreiber Investments, LLC, Schreiber Real Estate Investments, L.P., GKP Holding LLC, Ms. Yamane and Messrs. Hall, McMillan, Waldvogel, Meyer, Petak and Smith is:

c/o KBS Strategic Opportunity REIT, Inc.

800 Newport Center Drive, Suite 700

Newport Beach, California 92660

(c) KBS SOR is engaged in the business of investing in real estate and real estate-related assets. SOR Properties, SOR BVI, SOR OP are subsidiaries formed by KBS SOR for the purpose of holding investments and financings.

The Advisor is engaged in the business of acting as external advisor to real estate programs, such as KBS SOR. KBS Holdings LLC, PBren Investments, LLC, PBren Investments, L.P., Schreiber Investments, LLC, Schreiber Real Estate Investments, L.P., GKP Holding LLC are holding companies through which Messrs. Bren, Schreiber, Hall, McMillan own and operate the Advisor and other real estate-related businesses.

The principal business address of PBren Investments, LLC and PBren Investments, L.P. is:

590 Madison Avenue

26th Floor

New York, NY 10022

The principal business address of Schreiber Investments, LLC and Schreiber Real Estate Investments, L.P. is:

800 Newport Center Drive

Suite 700

Newport Beach, CA 92660

The principal business address of GKP Holding LLC is:

11150 Santa Monica Boulevard

Suite 400

Los Angeles, CA 90025

Ms. Yamane and Messrs. Hall, McMillan and Waldvogel are employees or principals of the Advisor and/or one or more of its affiliates. They also serve as officers and/or directors of real estate companies advised by the Advisor and/or one or more of its affiliates, such as KBS SOR.

The present principal occupation of Mr. Petak is Managing Principal of CorAmerica Capital, LLC. The principal business address of CorAmerica Capital, LLC is:

1960 E. Grand Avenue

Suite 240

El Segundo, CA 90245

The present principal occupation Mr. Smith is Managing Director for Situs Group, LLC. The principal business address of Situs Group, LLC is:

101 Montgomery

Suite 2250

San Francisco, CA 94104

The present principal occupation Mr. Yee is President of Ridgecrest Capital, Inc. The principal business address of Ridgecrest Capital, Inc. is:

515 S. Figueroa Street

Suite 1850

Los Angeles, CA 90071

The present principal occupation Ms. Harris is Director and Chairman of the Compensation Committee of General Finance Corporation. The principal business address of General Finance Corporation is:

39 East Union Street

Pasadena, CA 91103

The present principal occupation Mr. Aizik is Executive Director of Merage Institute. The principal business address of Merage Institute is:

660 Newport Center Drive

Suite 1300

Newport Beach, CA 92660

The present principal occupation Mr. Devir is General Manager and Founder of Innovations, LTD. The principal business address of Innovations, LTD is:

31 Hague Street

Haifa, Israel 34980

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

A total of $31,815,502.36 was paid to acquire the securities reported as beneficially owned herein by the Reporting Persons. The purchase of the securities was funded from general funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4. Purpose of Transaction

As described in Item 5 below, the Reporting Persons acquired beneficial ownership of the securities reported herein between May 10, 2017 and June 12, 2017 through multiple open market transactions. The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. At the prices at which the securities were acquired, the Reporting Persons consider the Common Shares an attractive investment opportunity on the basis of the Issuer’s real estate portfolio and financial position. In addition, the Reporting Persons intend to seek a dialogue with management of the Issuer to discuss whether certain changes to employee compensation arrangements (including but not limited to long-term equity incentive compensation) could further align the interests between management and shareholders and improve shareholder returns.

The Reporting Persons currently intend to continue to acquire Common Shares through open market purchases until they hold up to 9.6% of the outstanding Common Shares. The timing and amount of such future acquisitions will depend on the future trading volume and prices of the Common Shares.

Depending on various factors, including but not limited to the outcome of conversations between the Reporting Persons and the Issuer’s management, the Issuer’s financial position and strategic direction, price levels of the Common Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Shares or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Shares or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Shares or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, as shareholders, the Reporting Persons may engage in discussions with management, the board of directors, shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

The information set forth in Item 6 of this Statement is incorporated herein by reference.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a) and (b). The Reporting Persons beneficially own an aggregate of 2,698,120 Common Shares, which represent, in the aggregate, approximately, 7.1% of the outstanding Common Shares. The percentage of beneficial ownership reported in this Schedule 13D is based on an aggregate of 38,056,049 Common Shares outstanding as of May 3, 2017, based on information provided by the Issuer in its Quarterly Report on Form 10-Q filed on May 5, 2017.

The 2,698,120 Common Shares were purchased by SOR Properties in multiple open market brokerage transactions on the New York Stock Exchange (“NYSE”) as described below. SOR BVI (as the sole member of SOR Properties), SOR OP (as the sole shareholder of SOR BVI), SOR REIT (as the sole general partner of SOR OP), the Advisor (as the external advisor to SOR OP), and Messrs. Keith D. Hall., Peter McMillan III (as the members of the Investment Committee of the Advisor approved by the board of directors of KBS SOR to make decisions with respect to the Common Shares), may be deemed to be the beneficial owner of the securities beneficially owned directly by SOR Properties, and each disclaims beneficial ownership of the securities.

(c) SOR Properties acquired the 2,698,120 Common Shares through the following open market purchases:

Date	Number of Common Shares*	Average Price per Common Share*	Aggregate Purchase Price**
May 5, 2017	26,400	$11.8059	$311,807.76
May 8, 2017	83,500	$12.0308	$1,004,989.30
May 9, 2017	106,367	$12.0824	$1,285,696.38
May 10, 2017	2,725	$12.0850	$32,945.26
May 11, 2017	76,962	$12.1733	$937,266.32
May 12, 2017	100,000	$12.0570	$1,206,200
May 15, 2017	14,871	$12.0966	$179,962.90
May 16, 2017	62,684	$12.0066	$752,935.13
May 17, 2017	350,177	$11.1557	$3,909,971.33
May 18, 2017	11,696	$11.2100	$131,229.12
May 19, 2017	56,877	$11.5604	$658,090.57
May 22, 2017	67,265	$11.9207	$802,518.54
May 23, 2017	200,000	$11.8829	$2,378,580
May 24, 2017	142,806	$12.0231	$1,718,398.88
May 25, 2017	123,483	$11.9154	$1,472,582.46
May 26, 2017	184,801	$11.8727	$2,195,934.84
May 30, 2017	200,000	$11.6870	$2,339,400
May 31, 2017	89,000	$11.5117	$1,025,431.30
June 1, 2017	45,788	$11.5375	$528,736.93
June 2, 2017	179,259	$11.7617	$2,110,183.17
June 5, 2017	103,957	$11.7909	$1,226,786.16
June 6, 2017	86,658	$11.7811	$1,021,793.14
June 7, 2017	140,930	$11.7851	$1,662,283.44
June 8, 2017	126,100	$11.9519	$1,508,395.59
June 9, 2017	63,460	$12.0988	$768,424.45
June 12, 2017	52,354	$12.3092	$644,959.40
Total	2,698,120	$11.7826	$31,815,502.36

*	Represents the total shares acquired and the average price per share on a given day through multiple open market brokerage transactions on the NYSE in varying share quantities and at varying share prices.
**	Aggregate purchase price reflects the inclusion of fees for sales commissions on the various share purchases totaling $24,613.66.

Except as set forth above, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any Common Shares.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares acquired.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Advisory Agreement

As described above, the Advisor is the external advisor to KBS SOR. Pursuant to an advisory agreement dated October 8, 2016 (the “Advisory Agreement”), subject to the express limitations set forth in the Advisory Agreement and the continuing and exclusive authority of the KBS SOR board of directors over the management of KBS SOR, the power to direct the management, operation and policies of KBS SOR, including making, financing and disposing of investments, is vested in the Advisor, which has the power by itself and is authorized and empowered on behalf and in the name of KBS SOR to carry out any and all of the objectives and purposes of KBS SOR and to perform all acts and enter into and perform all contracts and other undertakings that it may in its sole discretion deem necessary, advisable or incidental thereto to perform its obligations under the Advisory Agreement.

Equity Securities Purchase Program

On March 28, 2016, the board of directors of KBS SOR approved and adopted an equity securities purchase program (the “Program”). KBS SOR, through its subsidiaries, acquired the 2,698,120 Common Shares described in Item 5 pursuant to the Program. Under the Program, an investment committee of the Advisor composed of Peter McMillan III and Keith D. Hall will evaluate and approve all of the proposed investments and sales of equity securities acquired under the Program.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement of Joint Filing dated as of June 12, 2017, by and among the Reporting Persons.

Exhibit 2	Advisory Agreement (filed as Exhibit 10.1 to SOR REIT’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2016, filed November 14, 2016. It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit 3	Excerpt from Equity Securities Purchase Program.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: June 12, 2017

KBS SOR PROPERTIES LLC

By:	KBS SOR (BVI) Holdings, Ltd., its sole member

	By:	KBS Strategic Opportunity Limited Partnership, its sole shareholder

		By	KBS Strategic Opportunity REIT, Inc., its sole general partner

			By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

KBS SOR (BVI) HOLDINGS, LTD.

By:	KBS Strategic Opportunity Limited Partnership, its sole shareholder

	By	KBS Strategic Opportunity REIT, Inc., its sole general partner

			By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

KBS STRATEGIC OPPORTUNITY LIMITED PARTNERSHIP

By:	KBS Strategic Opportunity REIT, Inc., its sole general partner

	By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

KBS STRATEGIC OPPORTUNITY REIT, INC.

	By:	/s/ Peter McMillan III
Name: Peter McMillan III
Title: President

KBS CAPITAL ADVISORS LLC

By:	GKP Holding LLC, a Manager

	By:	/s/ Peter McMillan III
Peter McMillan III, Manager

	By:	/s/ Keith D. Hall
Keith D. Hall, Manager

KEITH D. HALL

/s/ Keith D. Hall

PETER MCMILLAN III

/s/ Peter McMillan III